                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                              ------------------

                                   FORM 11-K


      X      Annual Report Pursuant to Section 15(d)
              of the Securities Exchange Act of 1934

             Transition Report Pursuant to Section 15(d)
              of the Securities Exchange Act of 1934

                              ------------------

                           For the fiscal year ended

                               December 30, 1994

                         Commission file number 0-3730


    A.    Full title of the plan and address of the plan:

                             WILLAMETTE INDUSTRIES
                              STOCK PURCHASE PLAN
                          3800 First Interstate Tower
                            1300 S.W. Fifth Avenue
                            Portland, Oregon  97201

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          WILLAMETTE INDUSTRIES, INC.
                          3800 First Interstate Tower
                            1300 S.W. Fifth Avenue
                            Portland, Oregon  97201

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                     Index





Independent Auditors' Report dated April 14, 1995. . . . . . . . . . . . . . 1

Statement of Net Assets Available for Benefits as of
    December 30, 1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . 2-3

Statements of Changes in Net Assets Available for Benefits
    for the Years ended December 30, 1994 and 1993 . . . . . . . . . . . . 4-5

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . 6-9

Schedules I and II*. . . . . . . . . . . . . . . . . . . . . . . . . . . 10-11

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12

Exhibit 23 - Consent of Independent Auditors . . . . . . . . . . . . . . . .13


- -----------------

*Schedule III has been omitted for the reason that it is not applicable.
                             KPMG Peat Marwick LLP
                                  Suite 2000
                         1211 South West Fifth Avenue
                              Portland, OR  97204


                         Independent Auditors' Report
                         ----------------------------

Willamette Industries Stock Purchase
  Plan Committee
Willamette Industries Stock Purchase Plan:


We have audited the accompanying statements of net assets available for benefits of Willamette Industries Stock Purchase Plan as of December 30, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 30, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    KPMG Peat Marwick LLP

April 14, 1995





WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

Statement of Net Assets
Available for Benefits

December 30, 1994

                                             Stable                           Willamette
                                              Asset    Balanced     Equity       Stock
                Assets                        Fund       Fund        Fund        Fund          Total
                ------                        ----       ----        ----        ----          -----
Investments at fair value:
   Money market fund                      $  197,558    198,847    238,479     2,080,619    2,715,503
   Mutual funds                                  -    7,762,139  4,463,565           -     12,225,704
   Common stock - Willamette
      Industries, Inc.; 3,867,102
      shares                                     -          -          -     183,687,345  183,687,345
Investments at contract value -
   Guaranteed investment contract (GIC)    4,506,983        -          -             -      4,506,983
                                          ----------  ---------  ---------   -----------  -----------

            Total investments              4,704,541  7,960,986  4,702,044   185,767,964  203,135,535

Accrued investment income                        805        625        788         7,703        9,921
                                          ----------  ---------  ---------   -----------  -----------

            Total assets                   4,705,346  7,961,611  4,702,832   185,775,667  203,145,456

               Liabilities
               -----------

Accounts payable                                 -          -          -         176,061      176,061
Benefits payable                              40,910     19,917     13,094     1,900,998    1,974,919
                                           ---------  --------- ----------   -----------  -----------

            Net assets available for
               benefits                  $ 4,664,436  7,941,694  4,689,738   183,698,608  200,994,476
                                         ===========  =========  =========   ===========  ===========

See accompanying notes to financial statements.







WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

Statement of Net Assets
Available for Benefits

December 30, 1993


                                                     Fixed                   Willamette
                                                    Income      Balanced       Stock
                     Assets                          Fund         Fund          Fund            Total
                     ------                          ----         ----          ----            -----
Investments at fair value:
   Money market fund                               $  38,598       90,029        960,400      1,089,027
   Mutual funds                                          -      6,454,605            -        6,454,605
   Common stock - Willamette Industries,
      Inc.; 4,041,444 shares                             -            -      200,051,478    200,051,478
Investments at contract value -
   Guaranteed investment contract (GIC)            3,415,291          -              -        3,415,291
                                                   ---------    ---------    -----------    -----------

            Total investments                      3,453,889    6,544,634    201,011,878    211,010,401

Cash                                                      42           76          1,882          2,000
                                                   ---------    ---------    -----------    -----------

         Total assets                              3,453,931    6,544,710    201,013,760    211,012,401

                    Liabilities
                    -----------

Benefits payable                                       4,645       14,051        872,589        891,285
                                                   ---------    ---------    -----------    -----------

            Net assets available for benefits     $3,449,286    6,530,659    200,141,171    210,121,116
                                                  ==========    =========    ===========    ===========


See accompanying notes to financial statements.


WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

Statement of Changes in Net Assets
Available for Benefits

Year ended December 30, 1994

                                                Stable                            Willamette
                                                 Asset   Balanced       Equity       Stock
                                                 Fund      Fund          Fund        Fund          Total
                                                 ----      ----          ----        ----          -----
Additions to net assets attributed to:
   Investment income:
      Dividends                              $      -      198,066          -      3,718,496     3,916,562
      Interest and other income                   6,520      4,600       70,596       45,630       127,346
                                              ---------  ---------    ---------   ----------    ----------
            Total investment income               6,520    202,666       70,596    3,764,126     4,043,908
                                              ---------  ---------    ---------  -----------    ----------
   Contributions (note 1):
      Employer                                    1,131      3,942          502    6,965,126     6,970,701
      Employee                                  383,081  1,045,909    1,027,081    5,240,294     7,696,365
                                              ---------  ---------    ---------  -----------    ----------
            Total contributions                 384,212  1,049,851    1,027,583   12,205,420    14,667,066
                                              ---------  ---------    ---------  -----------    ----------
   Transfers from (to) other plans
      (note 5)                                (282,538)     23,081     (51,167)      536,886       226,262
                                              ---------  ---------    ---------  -----------    ----------
            Total additions                     108,194  1,275,598    1,047,012   16,506,432    18,937,236

Deductions from net assets attributed to:
   Payments and stock distributions to
      participants                            (365,897)  (362,893)     (71,577) (18,290,927)  (19,091,294)
   Administrative expenses                      (8,074)        -            -            -         (8,074)
Net change in fair value of investments         245,902  (806,121)     (28,091)  (8,376,198)   (8,964,508)
Interfund transfers                           1,235,025  1,304,451    3,742,394  (6,281,870)           -
                                              ---------  ---------    ---------  -----------   -----------
            Net change in assets              1,215,150  1,411,035    4,689,738 (16,442,563)   (9,126,640)
Net assets available for benefits:
   Beginning of year                          3,449,286  6,530,659          -    200,141,171   210,121,116
                                              ---------  ---------    ---------  -----------   -----------
   End of year                               $4,664,436  7,941,694    4,689,738  183,698,608   200,994,476
                                             ==========  =========    =========  ===========   ===========
See accompanying notes to financial statements.




                                          WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                             Statement of Changes in Net Assets
                                                   Available for Benefits

                                                Year ended December 30, 1993

                                                           Fixed                 Willamette
                                                          Income     Balanced       Stock
                                                           Fund        Fund         Fund        Total
Additions to net assets attributed to:
  Investment income:
     Dividends                                      $        -       184,281     3,463,300   3,647,581
     Interest and other income                          200,470        1,508        13,875     215,853
                                                     ----------    ---------  ------------ -----------
           Total investment income                      200,470      185,789     3,477,175   3,863,434
                                                     ----------    ---------  ------------ -----------

  Contributions (note 1):
     Employer                                                -            -      6,610,814   6,610,814
     Employee                                           487,389    1,143,371     5,092,730   6,723,490
                                                     ----------    ---------   ----------- -----------

           Total contributions                          487,389    1,143,371    11,703,544  13,334,304
                                                     ----------    ---------   ----------- -----------

  Transfers from other plans (note 5)                    47,145       60,273           -       107,418
                                                     ----------    ---------   ----------- -----------

           Total additions                              735,004    1,389,433    15,180,719  17,305,156

Deductions from net assets attributed to:
  Payments and stock distributions to participants     (492,495)    (379,969)   (7,584,969) (8,457,433)
  Administrative expenses                               (13,533)          -            -       (13,533)
Net change in fair value of investments                     -        161,332    34,398,698  34,560,030
Interfund transfers                                     (22,608)      22,608           -           -
                                                      ---------    ---------    ----------  ----------
           Net change in assets                         206,368    1,193,404    41,994,448  43,394,220

Net assets available for benefits:
  Beginning of year                                   3,242,918    5,337,255   158,146,723 166,726,896
                                                      ---------    ---------   ----------- -----------
  End of Year                                       $ 3,449,286    6,530,659   200,141,171 210,121,116
                                                      =========    =========   =========== ===========
See accompanying notes to financial statements.

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements

                          December 30, 1994 and 1993

(1)  Description of the Plan

         The following description of the Willamette Industries Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

         (a)  General
              -------

              Eligible employees may elect to enroll in the Plan on the annual enrollment date following six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)  Contributions
              -------------

              Effective December 31, 1993, eligible employees of Willamette Industries, Inc. (the Company) and its participating subsidiaries may contribute up to 7% of their regular monthly gross cash earnings as established on January 1 of each year. Previously, the maximum contribution was 6%. The Company and its participating subsidiaries contribute monthly an amount equal to 100% of the contributions of its employees up to 6%, less the amount of any forfeitures.

              The Plan provides for a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code. Participating employees may elect one of two methods of making employee contributions. A participant may elect to make either:

              1) Pre-tax contributions ("deferred contributions") which will not be included in the participant's current earnings for federal income tax purposes; or

              2) After-tax contributions ("nondeferred contributions") which will be included in the participant's current earnings for federal income tax purposes.

              Participating employees may direct that their own contributions be invested in (a) a Stable Asset Fund (previously called the Fixed Income Fund) holding primarily guaranteed investment contracts (GIC's), (b) a Balanced Fund holding primarily stocks and bonds (mutual fund company changed in 1994), (c) an Equity Fund (new in 1994) holding primarily stocks, or (d) a Willamette Stock Fund holding common stock of the Company. The contributions can be allocated among the four investment choices in multiples of 5%. In addition, reallocation between investment choices is allowed quarterly. For instance, prior contributions invested in the Stable Asset Fund may be moved to the Balanced, Equity or Willamette Stock Fund, and vice versa.

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements

     Participating companies' contributions for the years ended December 30, 1994 and 1993 were as follows:

                                              1994             1993
                                              ----             ----

         Willamette Industries, Inc.     $14,621,030       12,811,496
         Wimer Logging Co.                    46,036           44,160
         Bohemia Inc.                           -             478,648
                                           ----------       ----------
              Total                      $14,667,066       13,334,304
                                           ==========       ==========

     On December 31, 1993, Bohemia Inc. was merged into Willamette Industries, Inc.

     (c) Participant Accounts
         --------------------

         Each participant's account is credited with the participant's and employer contributions and an allocation of Plan earnings. Allocations are based on participant earnings and account balances, as defined in the Plan.

     (d) Vesting
         -------

         A participant's interest in their Employee Contribution Account is always fully vested and is not subject to forfeiture.

         A participant's interest in their Employer Contribution Account fully vests when they: (i) attain age 65; (ii) complete five years of service; (iii) die, or (iv) become totally and permanently disabled, whichever comes first.

         Any part of a participant's Employer Contribution Account which is not vested at the time employment terminates is forfeited when they incur five consecutive one-year periods of severance. A participant with less than a 100% vested interest in their Employer Contribution Account who voluntarily withdraws from the Plan does not forfeit the remainder of the account merely by reason of withdrawal; the vested percentage in the remainder continues to increase in accordance with their years of service.

         If there is a complete discontinuance of contributions to the Plan by an employer, then all participants employed by such employer become fully vested in their Employer Contribution Accounts. Each participant who is vested in their Employer Contribution Account can elect to have any or all of their respective Employer Contribution Account funds diversified into one or more of the available elective investment funds (other than the Willamette Stock Fund). This diversification election applies only to their then existing Employer Contribution Account. Future matching contributions will be invested in common stock of the Company. A participant can make more than one diversification election, but a subsequent election can be made only after a period of at least 10 years has elapsed since the most recent election.

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements

     (e) Forfeitures
         -----------

         An employer's contribution is reduced by an amount equal to the forfeiture of participants employed by that employer. The forfeitures are allocated among the other participants employed by that employer in proportion to their contributions. In 1985, the Plan was amended so that a forfeiture of the account shall be deemed to occur as of the close of the plan year in which the participant incurs five consecutive one-year periods of severance. The 1994 employer's contribution has been reduced by $37,415 as a result of forfeitures.

         There are approximately 41,485 shares of Company stock subject to forfeiture relating to terminated employees as of December 30, 1994.


     (f) Withdrawals
         -----------

         The Plan provides for participants, during their employment, to seek a withdrawal based upon financial hardship as determined by the Plan Administrator in accordance with Federal guidelines. A participant whose employment terminates for any reason is entitled to a lump sum distribution of the vested portion of their account.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Basis of Accounting
         -------------------

         The Plan prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

     (b) Valuation of Investments
         ------------------------

         First Interstate Bank of Oregon acts as trustee and recordkeeper for the Plan. Assets are invested in mutual funds (Balanced Fund and Equity Fund), Stable Asset Fund (a common fund which includes GIC's) and Willamette Industries, Inc. common stock. The Balanced Fund and Equity Fund mutual funds are valued at quoted market prices, while the Stable Asset Fund is recorded at contract value. Willamette Industries, Inc. common stock is valued at the quoted market price with all purchases and sales recorded on a trade-date basis. Short-term and temporary investments (including money market funds) are valued at cost, which approximates market.

     (c) Expenses of the Plan
         --------------------

         Substantially all expenses incurred in the administration of the Plan, including legal fees, accounting fees, Trustee's fees and other charges of the plan are charged to and paid by the Plan sponsor.

                   Willamette Industries Stock Purchase Plan

                         Notes to Financial Statements

     (d) Reclassifications
         -----------------

         Certain amounts for 1993 have been reclassified to conform with the 1994 presentation.

(3)  Plan Termination
     ----------------

     The Board of Directors of the Company have reserved the right to amend or terminate the Plan. A participating employer may also terminate the Plan at any time with respect to its employees. No amendment may reduce the accrued benefits of any participant or give an employer any interest in the trust assets of the Plan. In the event of termination of the Plan, a participant with respect to whom the Plan has been terminated becomes fully vested in his Employer Contribution Account.

(4)  Income Taxes
     ------------

     The Plan obtained its latest determination letter on March 21, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. This ruling does not reflect the most recent Plan amendments. The Plan administrator has requested a determination letter from the Internal Revenue Service reflecting amendments to the Plan since obtaining the last determination letter. If the Plan were not in compliance with the requirements of the Internal Revenue Code
     Section 401(a) and the related trust were not exempt under Internal Revenue Code Section 501(a), the Company would take corrective actions to meet the requirements of the Internal Revenue Code.

     Amounts contributed to the Plan by the employer are not taxed to the employee until distribution upon retirement or other termination. Employee after-tax contributions are taxable in the year made but not upon distribution. Employees may elect to make pre-tax contributions which are not included in the employee's current earnings for federal income tax purposes, but rather are taxable upon distribution. Any increase in the value of common stock distributed is taxable to the employee when the stock is sold.

(5)  Transfers From/To Other Plans
     -----------------------------

     Transfers from other plans in 1994 and 1993 resulted from hourly employees becoming salaried employees. Transfers to other plans relate to terminated employees rolling their investments into other plans.

                                                      Schedule I
                                                      ----------

                   WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                      Item 27a - Schedule of Assets Held
                            for Investment Purposes

                               December 30, 1994

                              Description of                         Current
    Identity of issue           investment               Cost         value
    -----------------           ----------               ----         -----

Financial Square Prime      Money market fund -
                              2,517,945 shares        $ 2,517,945   2,517,945
                                                        =========   =========

CTC Prime                   Money market fund -
                              197,558 shares          $   197,558     197,558
                                                       ==========   =========

*Willamette Industries,     Common stock - 3,867,102
  Inc.                        shares                  $91,452,822 183,687,345
                                                      =========== ===========

CTC Capital Preservation    Guaranteed investment
  Fund                        contract fund -
                              183,951 shares          $ 4,261,082   4,506,983
                                                        =========   =========

Fidelity Balanced Fund      Mutual fund - 631,582
                              shares                  $ 8,540,846   7,762,139
                                                        =========   =========

Fidelity Disciplined        Mutual fund - 248,805
  Equity Fund                 shares                  $ 4,615,600   4,463,565
                                                        =========   =========


*Party in interest.

                                                                                                                 Schedule II
                                                                                                                 -----------


                                          WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN

                                       Item 27d - Schedule of Reportable Transactions

                                                Year ended December 30, 1994

                                                                       Number                      Book
  Identity of            Description     Number of    Purchase      of sales or      Selling      value       Net
party involved            of assets      purchases     price        disbursements      price      at sale     gain
- --------------            ----------     ---------     -----        -------------      -----      -------     ----
Willamette Industries,  Common stock         55      $11,428,358         268       $13,853,366   1,782,776  12,070,590
  Inc.

First Interstate Bank
  of Oregon:
  Financial Square
  Prime                 Money market
                          fund               32       19,275,697          62        18,155,478  18,155,478       -

  Westcore A            Money market
                          fund               21       12,284,283          15        12,412,910  12,412,910       -




                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Willamette Industries Stock Purchase Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             WILLAMETTE INDUSTRIES STOCK PURCHASE PLAN
                             (Name of Plan)

                             By:  WILLAMETTE INDUSTRIES STOCK PURCHASE
                                  PLAN COMMITTEE


                             By:  /s/ J. A. Parsons
                                  ------------------------------------
                                  J. A. Parsons, Secretary


Dated:   June 5, 1995